Exhibit 12
XL GROUP LTD
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Twelve Months Ended
(U.S. dollars in thousands, except ratios)	2017	2016
Earnings:
Pre-tax income (loss) from continuing operations	$(633,758)	$497,119
Fixed charges and preference dividends	306,191	355,348
Distributed income of equity investees	155,238	92,410
Subtotal	$(172,329)	$944,877
Less: Non-controlling interests	(10,557)	7,309
Less: Preference share dividends	95,108	121,868
Total earnings (loss)	$(256,880)	$815,700

Fixed charges:
Interest costs	$165,061	$170,058
Accretion of deposit liabilities	25,298	39,705
Rental expense at 30% (1)	20,724	23,717
Total fixed charges	$211,083	$233,480
Preference share dividends	95,108	121,868
Total fixed charges and preference dividends	$306,191	$355,348

Ratio of earnings to fixed charges	N/A	3.5

Ratio of earnings to combined fixed charges and preference dividends	N/A	2.3

Deficiency - fixed charges only	$467,963	N/A

Deficiency - fixed charges and preference dividends	$563,071	N/A
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(1)	30% represents a reasonable approximation of the interest factor.